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                                                            EXHIBIT (a)(1)(viii)


                           NOTICE TO PARTICIPANTS IN
                             THE LITTON INDUSTRIES
                         EMPLOYEES STOCK PURCHASE PLAN

                                February 1, 2001

     You are the owner of shares of common stock of Litton Industries, Inc. ("Litton") purchased for your account as a participant in the Litton Employees Stock Purchase Plan prior to December 1, 1993 (the "Old Plan"). These shares are held in an account at The Bank of New York, which acts as the Custodian for the Old Plan.

     Enclosed are materials that are being sent to all Litton stockholders describing an offer by NNG, Inc., a wholly owned subsidiary of Northrop Grumman Corporation, to purchase or exchange each outstanding common share of Litton for any of the following, at your election :

  .  $80.00 net per share, in cash, not subject to proration;

  . $80.25 in market value (as described in the enclosed materials) of shares of NNG Inc. common stock, subject to proration; or

  .  0.80 shares of NNG Series B Preferred Stock, subject to proration.

The materials enclosed contain important background information regarding the offer to purchase or exchange and how to tender your Litton shares. Please read these materials carefully.

     Please note that because your Litton shares purchased under the Old Plan are held in an account at the Bank of New York, you do not hold any actual stock certificates reflecting that investment in Litton. You may therefore disregard references in the enclosed material to lost stock certificate(s) or the return of stock certificates.

     If you want to tender all or part of the Litton shares held in your Old Plan account, you must complete the enclosed CREAM letter of transmittal and return it to EquiServe Trust Company, as provided in the enclosed materials. Your letter of transmittal must be received by 12:00 Midnight, New York City time, on Thursday, March 1, 2001, unless the offer is extended. If you do not want to tender any shares at this time and do not wish to withdraw any previously tendered Litton shares, you do not need to do anything.

     Please note that if you hold Litton shares other than through the Old Plan, to tender those shares you must complete and return the Blue, Green or Cream letter of transmittal regarding those shares sent to you separately.

     If you have any questions regarding the enclosed material or the status of any previous tender of Litton shares you may have made, please call Georgeson Shareholder Communications Inc. at (800) 223-2064.